Apple, Inc.
Shareholder Alert
Voluntary submission by James McRitchie, 9295 Yorkship Ct, Elk Grove, CA 95758. Apple, Inc. shareholder since 1999

Vote For Proposal 4
Apple proposal 4 would raise the number of “Shareholder Nominees” eligible to appear in Apple's proxy materials from 20% to 20% of the directors then serving or 2, whichever is greater. Apple currently has 8 directors; 20% of 8 rounded down is 1. A single shareholder nominated and elected director could be easily isolated and ineffective, unable to get a second on a motion to discuss important topics.

According to The Latest on Proxy Access (https://www.sidley.com/-/media/update-pdfs/2019/01/20190111-corporate-governance-update.pdf?la=en), from Sidley, "proxy access is now mainstream at S&P 500 companies (71%) and is nearly a majority practice among Russell 1000 companies (48%)."

Apple Proposal 4: SEC Rejected False Claims

In its request to the SEC, our Company alleged the Proposal's Supporting Statement "falsely describes the Company as a ‘distinct outlier’ and a ‘laggard’ in regards to its access bylaw. These statements are objectively and demonstrably false and misleading..." The SEC flatly rejected Apple's request (https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2018/mcritchieapple112118-14a8.pdf). "We are unable to conclude that you have demonstrated objectively that the Proposal is materially false and misleading."

Apple Proposal 4: The Facts

According to Sidley: The majority of proxy access provisions adopted since the beginning of 2015 – including 84% of the proxy access bylaws adopted in 2018 – have the following terms: 3% for 3 years for up to 20% of the board (at least 2 directors) with a nominating group size limit of 20.

A significant majority of companies limit the number of board seats available to proxy access nominees to the greater of 2 or 20% of the board (438 out of 565 companies (78%)) and this has become standard in recent years. Some companies have limited the number of board seats available to proxy access nominees to 20% of the board, without specifying a minimum of at least two proxy access nominees (62 out of 565 companies (11%)). Dozens of companies have adopted a 25% cap (65 out of 565 companies (12%)), 40 of which provide for a minimum of 2 proxy access nominees. (my emphasis)

Apple Proposal 4: Analysis

Sidley's 2018 report (https://www.sidley.com/-/media/update-pdfs/2018/02/20180201-corporate-governance-report.pdf?la=en), cited in the Proposal, provided an overview of provisions adopted by 475 companies in 2015, 2016, and 2017, including the most restrictive nominee limit, 77 instances (16% of the total) where, like Apple, provisions limit nominees to 20% of directors. Most of the 77 companies listed have 10 or more directors, so the 20% limit would yield at least two proxy access nominees. Only 22 (29%) of the 77 companies fell into the same category as Apple, with proxy access candidates limited to 1 based on current board size. Examples include Arch Coal, Cabot Oil & Gas, and EOG Resources. Apple falls into the bottom 4.6% (22/475 companies).

Note: The 2019 Sidley report found the number of companies in this category shrank from the 77 previously reported to 62 of 565 companies. Our analysis was based on the larger number of 77 because the latest report does not provide a company by company list of provisions. If the proportion of boards with the 20% provision and less than ten directors holds year over year, Apple is even more of a laggard (29% x 62/565 = 3%).

Apple Proposal 4: Apple Claims to be "Mainstream"

Apple's opposition statement claims: “Our proxy access bylaws overall are well within the mainstream of public company practices and share similar features with the proxy access bylaws of many other companies.”

Apple Proposal 4: Lift Apple From Bottom 4.6% to Mainstream 78%

As outlined above, Apple joins the bottom 22 companies with regard to this significant provision among the 475 companies with proxy access. Just as we do not want Apple to be a laggard in its products or services, we do now want our Company to lag in corporate governance. Lift Apple from the bottom 4.6% (or 3%) to the mainstream standard practiced by 78% of companies with proxy access. Vote FOR Apple Proposal 4.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues. This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

Vote 4 Proposal 4 by following the instructions provided in the management proxy mailing.